GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 FEB 21 AM 8:11

02015345

24 January 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

New GKN PLC

SUPPL

Exemption File 82-5204

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

dlw 2/26

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

For Immediate Release **24 January 2002**

GKN acquires specialist production facility from Boeing

US Air Force F22 Raptor now worth $1.4 billion to GKN

GKN plc today announces that it has acquired a specialist production facility from Boeing's Military Aircraft and Missiles Group which increases GKN's presence on the F22 Raptor fighter aircraft. The facility being acquired is the Thermal Joining Center (TJC) in Kent, Washington State, which produces an important titanium assembly for the F22 using electron beam welding.

Kevin Smith, GKN Managing Director Aerospace, said: "Our acquisition of this small but critical facility advances our already strong relationship with Boeing, which is a major contractor on the F22, and brings us important new technology. The F22 programme is now worth $1.4 billion to GKN."

The US Air Force is currently set to acquire 331 F22 Raptors through 2013. GKN already supplies titanium and composite structures such as engine nozzles, keelson, frames, gun trough, wing spars, ducts and fuselage structures to the programme.

The TJC includes the largest electron beam welding chamber in the US and will be integrated with GKN Aerospace Chem-tronics enhancing GKN's already strong electron beam welding capability.The TJC is being acquired for a consideration of $4.8 million, which is being met from existing resources.

In January 2001 GKN acquired the Boeing military aircraft fabrication plant at St Louis, Missouri.

GKN wins contract on US Comanche helicopter

GKN Aerospace Services has been awarded a $15 million contract to develop and manufacture RTM composite components for the RAH-66 Comanche helicopter which is being designed for the U.S. Army by Boeing and Sikorsky.

The contract was awarded to GKN by Boeing and covers 30 components which will be manufactured using resin transfer moulding which can manufacture more complex structural parts than was possible with earlier methods of composites manufacturing. Thirteen Comanche aircraft are scheduled for production beginning in the third quarter of 2002 under the Engineering, Manufacturing and Development (EMD) phase of the project. Regular production is expected to call for the manufacture of 1,205 helicopters over the next 25 years.

For further information:
GKN Corporate Communications
020 7463 2354

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

21 January 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

Dear Sir,

For your information I enclose copies of announcements released to the London Stock Exchange on 18 and 21 January 2002.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc
AVS no 400062
For immediate release
Confirmation of release not required
David Pavey 01527 533295
Not a replacement announcement
Director shareholding

Directors' Interests in Shares of GKN plc

On 17 January 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 115,658 50p ordinary shares of GKN plc at 277p per share, representing 0.02% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Schemes in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

18 January 2002

GKN plc

21 January 2002

Chief Executive of GKN plc, Marcus Beresford, has been indirectly and incorrectly quoted in Forbes Global business magazine in a reference to the Company's performance in the second half of 2001.

GKN plc made a trading statement on October 30 2001, and the Company's results for the financial year ended December 2001 are anticipated to be in line with market expectations.

For further information:
GKN Corporate Communications
+ 44 (0)20 7463 2354